One American Road Dearborn, Michigan 48126

June 4, 2013

Via EDGAR
Mr. David Irving
Reviewing Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Ford Motor Credit Company LLC
Form 10-K for Fiscal Period Ended December 31, 2012
Filed February 19, 2013
File No. 001-06368

Dear Mr. Irving:

Per our conversation of May 30, 2013, this is to confirm that we will submit our response to your comment letter regarding our 2012 Form 10-K Report by June 21, 2013. We appreciate the additional time, which will allow us to review our responses with our Disclosure Committee and Audit Committee.

If you have any questions or concerns, please do not hesitate to contact me at (313) 845-8476. Thank you for your time.

Sincerely,

/s/ David J. Witten

David J. Witten
Counsel

cc: Marc Thomas (via e-mail)